July 2, 2026

Attn: Erin Donahue

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Feel The World, Inc. Registration Statement on Form 10-12G Filed on May 14, 2026 File No. 000-56848

Ladies and Gentlemen:

On behalf of Feel The World, Inc. (the "Company"), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-56848), originally filed with the Securities and Exchange Commission (the "Commission") on May 14, 2026 (the "Registration Statement"), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is in the process of responding to comments made by the staff of the Division of Corporation Finance (the "Staff") in the Staff's letter dated June 10, 2026. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on July 13, 2026. Following the withdrawal, the Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff's comments.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Thank you for your understanding and consideration. We appreciate your cooperation in this matter. If you have any questions, please feel free to contact our legal counsel, Jeanne Campanelli of CrowdCheck Law, LLP at (646)-703-3723.

Regards,

/s/ Sue Rechner

Sue Rechner

Chief Executive Officer

Feel The World, Inc.